Exhibit 99.1

Genius Group Launches $1M Entrepreneur Scholarship Fund

with AI Entrepreneur Certification

SINGAPORE, June 28, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a world-leading entrepreneur Edtech and education group has today announced plans to launch a pioneering $1 Million Entrepreneur Scholarship Fund for students enrolling at the California Business School at University of Antelope Valley (UAV) in California, USA.

The scholarship fund is available for students applying to enroll in degrees at the Bachelor’s and Master’s levels, including in business with concentrations in entrepreneurship or digital marketing.

Students will have the opportunity to obtain an innovative AI Entrepreneur Certificate issued by GeniusU, with a focus on new technologies including Artificial Intelligence (AI) and Augmented Reality (AR), with access to coursework and content delivered by some of the world’s leading entrepreneurial experts, thought leaders and business best-selling authors.

This includes substantive content and developments on AI and Exponential Technologies from XPRIZE and Singularity Founder, Peter H. Diamandis, OpenExO CEO, Salim Ismail and Genius Group’s Founder & CEO, Roger James Hamilton.

The one-year AI Entrepreneur Certificate is available digitally, giving global access to the certification to Genius Group’s 4.5 million students around the world. Based on the pace of change, the certification will also be updated annually to keep pace with the rapid developments within AI and AR and related areas.

All students who enroll in the certification will automatically qualify for assistance from the $1 Million Entrepreneur Scholarship Fund, which can be used to offset their university degree program or vocational certifications at the California Business School at UAV, effectively rewarding students for committing to learn the latest entrepreneurial and technology skills.

The scholarship program will launch on July 3, 2023 and will be available to students enrolling in a range of undergraduate and graduate degrees commencing in 2023, as well as vocational certifications, through California Business School at UAV.

UAV’s President, Dr. Tracy West, commented:

“We’re delighted to be offering the Entrepreneur Scholarship Fund to our future students. This program will give students from a variety of backgrounds and around the world the chance to gain not only their degree but also a unique AI Entrepreneur Certification which will undoubtedly support them no matter what industry they later step into. We believe this is an extraordinary opportunity and will give our students an unfair advantage as they will have learned how to apply an entrepreneurial mindset in their future roles.

Roger James Hamilton, Founder & CEO of Genius Group, said:

“Making entrepreneurial education more accessible for students or all ages – from high school graduates through to adults reskilling themselves - is Genius Group’s mission. This Entrepreneur Scholarship fund and AI Entrepreneur Certification is a further step in this direction, providing our students with unprecedented access to the leading business mentors and experts in the world. We are making sure that our students are not just prepared for an AI-driven future, but also ready and able to create their own businesses and opportunities in life following their purpose and passion.”

UAV has strong community links and an excellent reputation in athletics and academics, with a range of vocational certifications, associate degree and degree programs. UAV’s mission is: “To offer higher education that enables students to achieve their academic, career, and personal goals, thereby allowing them to become valuable assets to their communities.

For further information, please visit https://www.geniusgroup.net/

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.5 million users in 200 countries, ranging from early age to 100.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com